SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                FORM 6-K

                     Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities Exchange Act of 1934

                       For the month of June, 2004

                      Commission File Number 1-10928

                        INTERTAPE POLMER GROUP INC.

    110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             INTERTAPE POLYMER GROUP INC.



Date:  July 2, 2004          By:  /s/Andrew M. Archibald
                                  Andrew M. Archibald, CFO, Secretary,
                                  Vice President Administration

Intertape Polymer Group Inc. Meets Second Quarter Sales Guidance.



Montreal, Quebec and Bradenton, Florida - July 2, 2004 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that it confirms its earlier guidance regarding sales for the second quarter ended June 30, 2004.
Sales were approximately $172.0 million. This would represent an increase of 6.1% compared to this year's first quarter sales of $162.1 million and an increase of 14.5.% compared to 2003 second quarter sales of $150.2 million. For the first six months of this year, sales are expected to be approximately $334.0 million, an increase of 10.0% as compared to sales of $303.8 million for the first six months of 2003.

The growth in sales is attributable to both higher volumes and unit selling price increases. Foreign currency exchange rates had no material impact on these results.

Further details will be provided when the Company releases its second quarter 2004 results, which is expected to be on August 12, 2004.

   (All figures in U.S. dollars, unless otherwise stated)


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements.



            Intertape Polymer Group Inc.
Contact:    Melbourne F. Yull
            Chairman and Chief Executive Officer
            (866) 202-4713
            itp$info@intertapeipg.com
            www.intertapepolymer.com